SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Mentor Graphics Corporation
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

587200106
(CUSIP Number)

Keith Schaitkin
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on May 27, 2010 (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, without par value (the "Shares"), issued by Mentor Graphics Corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction.

                Item 4 of the Initial 13D is hereby amended to add the following:

On May 1, 2012, Carl C. Icahn issued a press release relating to the Issuer, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

        1. Press release dated May 1, 2012.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2012

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – Mentor Graphics Corporation]

FOR IMMEDIATE RELEASE

ICAHN ISSUES OPEN LETTER TO BOARD OF DIRECTORS OF MENTOR GRAPHICS CORPORATION

Contact: Susan Gordon, (212) 702-4309

New York, New York, May 1, 2012 – Carl C. Icahn today issued the following open letter to the board of directors of Mentor Graphics Corporation:

CARL C. ICAHN
767 Fifth Avenue, 47th Floor
New York, New York 10153

May 1, 2012

Board of Directors
Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, OR 97070-7777

Gentlemen:

As the company's largest shareholder, we are disappointed by the Board's decision not to re-nominate Gary Meyers and Jose Maria Alapont, two of the three directors elected by shareholders as a result of our proxy contest last year. We view this action as an affront to shareholders and shareholder democracy – especially given that ISS recommended last year that shareholders vote FOR both Messrs. Alapont and Meyers.

This action, in combination with the board's recent decision to extend the company’s poison pill without shareholder approval – a practice frowned upon under the ISS proxy voting guidelines – clearly indicates that the company's long track record of poor corporate governance has still not changed. Apparently, our three nominees, as a minority on a board with a still-entrenched majority, were unable to prevent this contemptuous behavior.

While it is past the deadline for nominating directors at this year's annual meeting, we wanted to inform you and the rest of the company's shareholders that these actions have not gone unnoticed.

Very truly yours,

/s/ Carl C. Icahn
                     Carl C. Icahn